NEWS RELEASE

Shareholders Re-Elect Board, Appoint New Director

Vancouver, Canada - June 19, 2007 - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) announces that shareholders re-elected the Board of Directors at the Annual General Meeting of the Company held on June 14, 2007 in Vancouver, BC. Shareholders also appointed a new Director, Mr. Rex McLennan.

Mr. McLennan was most recently the Executive Vice President and CFO for the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games (VANOC) ,where he helped build the management team and develop the games business plan, including a risk control and management framework, that was recently completed and released to the public.

His appointment at VANOC followed a distinguished 14 year career with Place Dome Inc. where he was appointed Vice President and Treasurer in 1994 and Executive Vice President and Chief Financial Officer in 1997, a position he held until September 2005. He also served as a Director of the World Gold Council during his time at Placer Dome.

Prior to that, Rex McLennan had a 12 year career with Imperial Oil Limited, a major publicly traded affiliate of Exxon-Mobil Corporation in which he held positions of increasing responsibility in the areas of economics, planning, treasury and capital markets operations. Mr. McLennan earned a reputation as a strong leader, team builder and strategically focused financial executive. He has an established track record of successful financial management and business development experience in large, publicly traded, multinational resource-based companies.

Rex McLennan obtained his Bachelor of Sciences degree at the University of British Columbia, Vancouver, where he studied Mathematics and Economics, and was subsequently awarded his Master of Business Administration (Finance and Accounting – Dean’s Honour List) from McGill University, Montreal. He is a member of the Financial Executives Institute, and a director (and Audit Committee Chair) of both Zincore Metals Inc. and Tournigan Gold Corporation, publicly traded companies engaged in the exploration and development of zinc opportunities in Peru and North America; and uranium and gold in North America and Europe, respectively.

Bradford Cooke, Chairman and CEO, stated, “I look forward to working with Rex on the Board as Endeavour continues to grow its silver mining operations in Mexico. Mr. McLennan brings a wealth of financial experience in the resource sector to the Endeavour Board of Directors”.

Endeavour Silver Corp. (EDR: TSX, EDR.WT: TSX, EXK: AMEX, EJD: DBFrankfurt) is an emerging mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating silver mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Barry Devlin, Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.